Exhibit 99.1

Press Release 4 January 2016 07:00 am CET

Celyad announces the appointment of

Dr. Jean-Pierre Latere as Head of the Regenerative Medicine and Medical Device Franchise

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of engineered cell therapies, with clinical programs in cardiovascular disease and immuno-oncology, today announced the appointment of Dr. Jean-Pierre Latere as Head of the Regenerative Medicine and Medical Device Franchise, effective January 4th , 2016.

Jean-Pierre started his career as a Research Associate at the Michigan State University in the US. Following that assignment, he moved to the Johnson & Johnson group where he held various positions, from Scientist to Senior Scientist. He then joined Cardio3 BioSciences in 2008 as Project Manager Delivery System and left the company in 2012 in the position of Senior Director Business Development. Prior to joining Celyad, Jean-Pierre served as Beauty Care and Healthcare Market Global Leader at Dow Corning.

Jean-Pierre holds a PhD in Chemistry from the University of Liège, Belgium.

Dr. Christian Homsy, CEO of Celyad: “We are pleased to welcome back Jean-Pierre to our team. Jean-Pierre brings over significant experience in medical devices as well as in business and strategic development. His remit going forward will be to build and lead our Regenerative Medicine and Medical Device Franchise, and ensure we are strategically and competitively positioned in the marketplace. This newly created role signals further steps towards our ambition to grow into a truly international and recognized biotech company”.

Jean-Pierre Latere: “I am very thrilled to come back to Celyad and join a seasoned team. This company is uniquely positioned to bring life changing treatments to patients. We intent to mature our portfolio and establish Celyad as a solid globally recognized company”.

Jean-Pierre Latere will be based in Mont-Saint-Guibert, Belgium and will report directly to Christian Homsy, Chief Executive Officer.

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Press Release 4 January 2016 07:00 am CET

For more information, please contact:

For Europe : Consilium Strategic Communications

Amber Fennell, Chris Gardner, Chris Welsh, and Laura Thornton - T: +44 (0)20 3709 5700 - celyad@consilium-comms.com

For the U.S. : The Ruth Group

Lee Roth (Investors), and Kirsten Thomas (Media) - T: +1 646 536 7012 / 7014 - celyad@theruthgroup.com

For France : NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium : Comfi

Gunther De Backer: t.: +32 (0)2 290 90 90 - gunther@comfi.be

Celyad

Christian Homsy, CEO and Patrick Jeanmart, CFO : T : +32 (0)10 39 41 00 investors@celyad.com

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Follow us on Twitter @CelyadSA

About Celyad

Founded in 2007, and based in Belgium, Celyad is a leader in engineered cell therapy with clinical programs initially targeting indications in cardiology and oncology. Celyad is developing its lead cardiovascular disease product candidate, C-Cure®, for the treatment of ischemic heart failure, and has completed enrollment of a Phase III trial in Europe and Israel. In addition, the Company is developing a novel portfolio of CAR T-cell therapies that utilize human Natural Killer cell receptors for the treatment of numerous blood and solid cancers. Its lead oncology product candidate, NKG2D CAR T-cell, entered a Phase I clinical trial in April 2015.

Celyad’s ordinary shares are listed on Euronext Brussels and Euronext Paris under the ticker symbol CYAD and Celyad’s American Depositary Shares are listed on the NASDAQ Global Market under the ticker symbol CYAD.

To learn more about Celyad, please visit www.celyad.com

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of NKG2D CAR T-cell therapy and C-Cure and the clinical potential of the Company’s technology platform generally and the timing of future clinical trials, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

In particular it should be noted that the 30-day safety data described in the release are preliminary in nature and the Phase 1 trial is not completed. There is limited data concerning safety and feasibility of NKG2D CAR T-cell therapy. These data may not continue for these subjects or be repeated or observed in ongoing or future studies involving our NKG2D CAR T-cell therapy, C-Cure or other product candidates. It is possible that safety issues or adverse events may arise in the future.

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKG2D CAR T-cell; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings

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Press Release 4 January 2016 07:00 am CET

and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

C3BS-CQR-1, C-Cure®, NKG2D CAR T-cell, C-Cathez TM, OnCyte, Celyad, Cardio3 BioSciences and the Cardio3 BioSciences, Celyad, C-CathezTM, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

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